VIA EDGAR TRANSMISSION

Ms. Pamela Long	March 25, 2011
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
Washington, D.C. 20549

Re:	Flow International Corporation
Form 10-K for the Fiscal Year Ended April 30, 2010
Filed July 2, 2010
Definitive Proxy Statement on Schedule 14A
Filed August 10, 2010
File No. 001-34443

Dear Ms. Long:

Set forth below are the responses of Flow International Corporation (the “Company”) to your letter dated February 28, 2011 (the “Comment Letter”). For the convenience of the staff of the U.S. Securities and Exchange Commission (the “Staff”), each response has been numbered to correspond with the comments in the Comment Letter.

FORM 10-K FOR THE FISCAL YEAR ENDED APRIL 30, 2010
Description of the Business, page 4
Competition in Our Markets, page 6

1.	In future filings, please disclose the methods of competition in the lower priced segments of the market where you compete with your Mach 2 series. See Item 101 (c)(1)(x) of Regulation S-K.

RESPONSE:
We will revise our disclosures in future filings as indicated by the Staff. Note that we will remove specific reference to our Mach 2 series and will instead refer to our various product lines as “high-end,” “mid-tier,” and “economy.”
We anticipate that our disclosure will be as follows:
Competition in Our Markets
Our major markets - both domestic and foreign - are highly competitive, with our products competing against other waterjet competitors as well as technologies such as lasers, saws, plasma, shears, routers, drills, and abrasive blasting techniques. Waterjet cutting systems offer manufacturers many advantages over traditional cutting machines including an ability to cut or machine virtually any material, in any direction, with improved manufacturing times, and with minimal impact on the material being cut. These factors, in addition to the elimination of secondary processing in many circumstances, enhance the manufacturing productivity of our systems. Approximately 80 firms, other than Flow, have developed tools for cleaning and cutting based on waterjet technology. Most of our waterjet competitors provide only portions of a waterjet system such as pumps or control systems. Other competitors integrate components from a variety of suppliers to provide a complete solution.

We believe that the breadth of our product offering enables us to match a diverse base of customers' applications and budgets. Our competitive strength in the high-end segment of the market stems from our leading-edge technological and engineering capabilities which enable us to deliver custom engineered solutions that revolutionize the machining and tooling industries. In the mid-tier segments of the waterjet cutting and surface preparation markets, we compete on the basis of product quality and innovation, distribution presence and capability, channel knowledge and expertise, geographic availability, breadth of product line, access speed and performance, reliability, and price competitiveness. We compete in the economy market segment, the lowest-tier in our market, on the basis of geographic availability, reliable segment-leading technology and product value.

We estimate that the waterjet cutting solutions market opportunity exceeds $1 billion in annual revenue potential or more than twice the current level. The total market potential continues to grow as new applications are developed. The rapidly increasing global market for waterjet solutions, while providing high growth opportunities, is also attracting new market entrants which will increase competition.

In addition to pumps and systems, we sell consumable parts and services. We believe our on-time delivery and technical service combine for the best all-around value for our customers but, we face competition from numerous other companies who sell non-proprietary replacement parts for our machines. While they generally offer a lower price, we believe the quality of our parts, coupled with our service, makes us the value leader in consumable parts.

Business Segment, page 7

2.
We note your cross-reference to Note 17 for financial and geographic information relating to your business segments; however, Note 17 does not appear to contain information relating to total assets for each business segment. In future filings, please provide all the information required by Item 101(b) of Regulation S-K.

RESPONSE:

We supplementally advise the Staff that the Company's Chief Operating Decision Maker (“CODM”), its CEO, does not receive any financial information at a lower level than the current reportable segments of Advanced and Standard, which includes revenues and gross margin by each segment and revenues by geographic location. The financial reports provided to the CODM compare such information, actual month-to-date, quarter-to-date and year-to-date results of operations of the Standard and Advanced segments, to internal budgets, forecasts and prior year results. Assets, liabilities and cash flow data is provided on a consolidated basis to the CODM. The information provided to the CODM is consistent with that provided to the Company's Board of Directors on a quarterly basis. No other lower level information is provided to the CODM or the Board of Directors. In future filings, we will indicate that no asset or liability information is provided for our reportable segments as they are only reviewed by the CODM and the Company's Board of Directors on a consolidated basis. Further, disclosure by reportable segment is impracticable due to reporting system limitations.

Raw Materials, page 7

3.
We note that your statements that “suppliers' ability to provide timely and quality raw materials, components, kits and subassemblies affects [y]our production schedules and contract profitability” and that some of your “business units purchase these items from sole or limited source suppliers.” In future filings, please discuss the availability of raw materials. See Item 101(c)(1)(iii) of Regulation S-K.

RESPONSE:

We will revise our disclosures in future filings as indicated by the Staff.

We anticipate that our disclosure will be as follows:
Raw Materials
We depend on the availability of raw materials, parts and subassemblies from our suppliers and subcontractors. Principal materials used to make waterjet products are metals, and plastics, typically in sheets, bar stock, castings, forgings and tubing. We also purchase many electrical and electronic components, fabricated metal parts, high-pressure fluid hoses, ball screws, seals and other items integral to our products. Suppliers are competitively selected based on quality, delivery and cost. Our suppliers' ability to provide timely and quality raw materials, components, kits and subassemblies affects our production schedules and contract profitability. Some of our business units purchase these items from sole or limited source suppliers; however, we are currently able to source our raw materials in quantities sufficient to meet our requirements in each business unit, some of which may require longer lead times due to availability.
 Our strategic sourcing and new product development initiatives seek to find ways of mitigating the inflationary pressures of the marketplace including renegotiating with our suppliers and customers to avoid a significant impact to our margins and product enhancements and to leverage quality and cost benefit. Macro-economic pressures may increase our operating costs with consequential risk to our cash flow and profitability. We currently do not employ forward contracts or other financial instruments to hedge commodity price risk, although we continuously explore supply chain risk mitigation strategies.
Legal Proceedings, page 15

4.
We note your cross-reference to Note 13 for information relating to legal proceedings; however, we note that Note 13 does not contain all the information required by Item 103 of Regulation S-K. For example, regarding the Crucible Metals' litigation, we note that you did not include the court where the lawsuit was filed, the date the lawsuit was instituted, and a description of the factual basis underlying the proceeding. In future filings, please provide all the information required by Item 103 of Regulation S-K.

RESPONSE:
We revised our disclosures in our most recent filing on Form 10-Q as filed on March 4, 2011 for the quarter ended January 31, 2011.
Our footnote disclosure was as follows:
Legal Proceedings
At any time, the Company may be involved in legal proceedings arising in the normal course of conducting business. The Company's policy is to routinely assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is based on historical experience and after analysis of each known issue. The Company records reserves related to legal matters for which it is probable that a loss has been incurred and the range of such loss can be estimated. With respect to other matters, management has concluded that a loss is only reasonably possible or remote and, therefore, no liability is recorded. Management discloses the facts regarding material matters assessed as reasonably possible and potential exposure, if determinable. Costs incurred defending claims are expensed as incurred. Other than those described below, the Company does not believe that the resolution of any such matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.
In litigation arising out of a June 2002 incident at a Crucible Metals' (“Crucible”) facility, the Company's excess insurance carrier is contesting its obligation to provide coverage for property damage. The carrier settled the claims relating to this incident in the first quarter of fiscal year 2011 for a total of approximately $3.4 million and is seeking to recover the amount it paid. The suits over insurance coverage, Flow Autoclave Systems, Inc., Flow Pressure Systems, ABB Pressure Systems, Avure Technologies AB and Avure Technologies, Inc. v. Lumbermens Mutual Casualty and Kemper Insurance Co., and Lumbermens Mutual Casualty Company v. Flow International Corporation, Flow Autoclave Systems, Inc., Flow Pressure Systems, ABB Pressure Systems, Avure Technologies AB and Avure Technologies, Inc, Supreme Court of the State of New York, County of Onondaga, Index No. 2005-2126, were originally filed in 2005, and seek a declaratory judgment of the rights of the parties under the insurance policy issued by the carrier. The Company intends to vigorously contest the carrier's claim; however, the ultimate outcome or likelihood of this specific claim cannot be determined at this time and an unfavorable outcome ranging from $0 to $3.4 million is reasonably possible.

Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15

Securities Authorized for Issuance Under Equity Compensation Plans, page 16

5.
In future filings, please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10-K. For your reference, please see the instructions to Item 12 of Form 10-K and the staff's no-action letter issued to the American Bar Association on January 30, 2004 (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

RESPONSE:
We acknowledge the Staff's comment and will place the referenced equity compensation plan information disclosure to Item 12 of Form 10-K in our future filings.
Management's Discussion and Analysis of Financial Condition…., page 19
Results of Operations, page 23

6.
When multiple factors contribute to fluctuations in a single financial statement line item, please try to separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, in the first paragraph on page 24, it is unclear how significantly your gross margin percentage decreased due to lower fixed-cost absorption and inefficiencies due to reduced production and how significantly the decrease in gross margin percentage was partially offset by cost reduction efforts and streamlining of your manufacturing process. Additionally, it is unclear how your gross margin percentage was impacted by the fact that the Advanced segment sales constituted a higher percentage of total sales. In future filings, please revise your MD&A accordingly to separately quantify the specific reasons for material fluctuations between all periods presented wherever possible.

RESPONSE:
We acknowledge the Staff's comment and have revised our disclosures to separately discuss the specific reasons and related dollar amounts for material changes between all periods presented where appropriate, beginning with our Form 10-Q as filed on March 4, 2011 for the quarter ended January 31, 2011. For the convenience of the staff, we have attached the Results of Operations section from our most recent Form 10-Q filing for the quarter ended January 31, 2011, as filed on March 4, 2011, as an appendix to this letter. We will continue to separately quantify material changes within the MD&A in our future filings where applicable.
Controls and Procedures, page 80

Disclosure Controls and Procedures, page 80

7.
We note your statement that “[a] control system, no matter how well conceived and operated, can provide only reasonable rather than absolute assurance that the objectives of the control system are met.” Please confirm to us supplementally that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level and in future filings please revise your effectiveness conclusion accordingly.

RESPONSE:

We supplementally advise the Staff that our Principle Executive Officer and Principal Finance and Accounting Officer concluded that our disclosure controls and procedures are effective and provide reasonable assurance that the objectives of the control system are met. We will revise our disclosures in future Form 10-K filings, as indicated by the Staff.

We anticipate that our disclosure will be as follows:

Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (referenced herein as the Exchange Act), we carried out, under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of April 30, 2011.

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that the current disclosure controls and procedures as of April 30, 2011 are effective, at the reasonable assurance level, to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

The purpose of disclosure controls is to ensure that information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure. The purpose of internal controls is to provide reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

Our management does not expect that our disclosure controls or our internal controls will prevent all errors and all fraud. An effective control system provides reasonable assurance that the objectives of the control system are met. The design of a control system must also reflect the fact that there are resource constraints, with the benefits of controls considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud (if any) within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that simple errors or mistakes can occur. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Our internal controls are evaluated on an ongoing basis by our internal audit function. The overall goals of these various evaluation activities are to monitor our disclosure and internal controls and to make modifications as necessary, as disclosure and internal controls are intended to be dynamic systems that change (including improvements and corrections) as conditions warrant. Part of this evaluation is to determine whether there were any significant deficiencies or material weaknesses in our internal controls, or whether we had identified any acts of fraud involving personnel who have a significant role in our internal controls. Significant deficiencies are deficiencies, or combination of deficiencies, in internal control over financial reporting that are less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. Material weaknesses are deficiencies, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis

Exhibit Index, page 82

8.
We note that you incorporate the Credit Agreement, Exhibit 10.7, and the Second Amended and Restated Credit Agreement, Exhibit 10.11, by reference to the same exhibit, Exhibit 10.1 to your Form 8-K dated June 11, 2009. Since it appears that Exhibit 10.1 to your June 11, 2009 8-K only refers to the Second Amended and Restated Credit Agreement, please revise the incorporation by reference information for Exhibit 10.7 or file the full Credit Agreement, including all schedules and exhibits, in your next Exchange Act filing. Additionally, it does not appear that you filed all the schedules and exhibits to the Second Amended and Restated Credit Agreement when you initially filed it. If these schedules and exhibits have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full credit agreement, including all schedules and exhibits.

RESPONSE:
The Second Amended and Restated Credit Agreement was the only operative credit agreement in place. The reference to a Credit Agreement, Exhibit 10.7, duplicated the reference in Exhibit 10.11. We have filed the complete Second Amended and Restated Credit Agreement, as Exhibit 10.2 to our Current Report on Form 8-K dated March 2, 2011. We note that the Second Amended and Restated Credit Agreement has now been replaced by a Third Amended and Restated Credit Agreement, a complete copy of which, together with exhibits, has been filed as Exhibit 10.1 to our Current Report on Form 8-K dated March 2, 2011.
Signatures, page 84

9.	In future filings, please arrange for your principal accounting officer or controller to sign the filing in that capacity.

RESPONSE:
We acknowledge the Staff's comment and we have revised our signatures to further define the Vice President and Chief Financial Officer as our Principal Financial and Accounting Officer, beginning with our Form 10-Q as filed on March 4, 2011 for the quarter ended January 31, 2011. We will continue to reflect this change in future filings.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Board Leadership, page 7

10.	In future filings, please explain why you determined that your current board leadership structure is appropriate. See Item 407(h) of Regulation S-K.

RESPONSE:

In future filings we will explain why we determined that our current board leadership structure is appropriate in accord with Item 407(h) of Regulation S-K.

Compensation Discussion and Analysis, page 17

11.	In future filings, please discuss what your compensation program is designed to reward. See Item 402(b)(1)(ii) of Regulation S-K.

RESPONSE:

In future filings we will explain what our compensation program is designed to reward in accord with Item 402(b)(1)(ii) of Regulation S-K.

Base Salaries, page 18

12.	We note your disclosure about your benchmarking practices. In future filings, please identify all elements of compensation subject to benchmarking (your current disclosure is limited to base salaries), identify the benchmark for each named executive officer, and disclose where actual payments fell within the targeted parameters for each named executive officer. To the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE:

In future filings we will identify all elements of compensation subject to benchmarking, the benchmark for each named executive officer, and whether actual payments fell within the targeted parameters in accord with Item 402(b)(2)(xiv) of Regulation S-K.

Short-Term Incentive Plan, page 18

13.
Your description of your short-term incentive plan arrangements is too general. The fact that you did not make any payments to named executive officers in this category of compensation in 2010 does not obviate the need to provide a complete description of the arrangements. In future filings, please discuss in greater detail how you determine the amounts to pay each named executive officer under your short-term incentive compensation arrangements. See Item 402(b)(1)(v) of Regulation S-K. Specifically, please specify the percentages of base salary each named executive officer would receive if the performance goal target and maximum levels were achieved. Please also clearly identify the types of financial performance goals and, to the extent payouts were made, the actual target and maximum levels, the actual results achieved, and how you evaluated the actual results achieved against the performance goals to determine the amount of compensation to award to the named executive officers. Refer to Item 402(b)(2)(v) of Regulation S-K. Finally, we note that 20 percent of short-term incentive pay is based on the achievement of individual goals. For each named executive officer, please describe the elements of individual performance and contribution that are taken into account when making this determination. Refer to Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

In future filings we will discuss in detail how we determine amounts payable to named executive officers under our short-term incentive plan, including the percentages of base salary payable at target and at maximum, the types of goals, the results achieved, and individual goals for named executive officers in accord with Items 402(b)(1)(v), 402(b)(2(v), and 402(b)(2)(vii) of Regulation S-K.

Long-Term Compensation, page 18

14.
Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not convey the reasons why the actual amounts awarded for this form of compensation were appropriate under the circumstances. In future filings, please disclose in more detail how you determine the amounts to pay each named executive officer. See Item 402(b)(1)(v) of Regulation S-K. Specifically, please disclose the target award for each named executive officer and how you determined the amount of the target award. Please disclose whether the target award is related to any specific items of corporate or individual performance and if so, disclose those performance goals at the target and maximum levels, the corresponding payouts to the named executive officers, the actual results achieved, and how you evaluated the actual results achieved against the performance goals to determine the amount of compensation to award to the named executive officers. Refer to Item 402(b)(2)(v)-(vii) of Regulation S-K. Please also disclose whether any target awards were modified up or down and what elements of past or future individual performance or contribution would lead to a modification. Additionally, please disclose how the determination is made as to when the awards are granted. Refer to Item 402(b)(2)(iv) of Regulation S-K.

RESPONSE:

In future filings we will disclose in greater detail for each named executive officer the long term incentive plan target awards, how they were determined, whether they are tied to specific goals, what the target and maximum levels are, the amounts awarded and how the results were evaluated against the goals in accord with Item 402(b)(2)(v)-(vii) of Regulation S-K. To the extent applicable in future filings we will disclose whether any target awards were modified and what elements of performance led to the modification. We will also disclose how the timing of the awards was determined.

Risk Assessment, page 20

15.
We note your statement that company management and the compensation committee concluded that none of your compensation programs and plans is likely to have a material adverse effect on the company. Please advise us as to the basis for this conclusion and describe to us in greater detail the process you undertook to reach this conclusion.

RESPONSE:

We advise you supplementally that at its meeting held June 29, 2010, the Compensation Committee reviewed the potential effects that our compensation programs might have on the Company. The Committee reviewed materials prepared for it by management and specifically discussed whether any of the compensation programs created any incentive for management to take excessive risk. The Committee concluded that none of the programs were structured in such a way as to incent behavior that might harm the Company.

Summary Compensation Table, page 21

16.
We note that two of your named executive officers received compensation in 2010 described as “Commissions” in the Summary Compensation Table. We note that the form of summary compensation table in Item 402(c) of Regulation S-K does not include a “Commissions” column. Please tell us why you modified the table to include this column and describe for us the authority or guidance on which you relied to make this modification. In addition, please provide us with a materially complete description of the nature of this type of compensation and a materially complete analysis as to how you determined the amounts awarded for 2010. Finally, please tell us why you did not address this compensation in your Compensation Discussion and Analysis disclosure. Refer to Item 402(b)(1)(iii)-(v) of Regulation S-K.

RESPONSE:

We advise you that during 2010 Charles D. Burnham and Richard A. LeBlanc were promoted to the Company's senior management, with expanded responsibilities and reporting directly to the Company's President and Chief Executive Officer. In their previous positions, as sales managers, they received commissions based on revenue. We did not discuss commission programs in our Compensation Discussion and Analysis disclosure because the commission programs are not applicable to the Company's executive officers. We disclosed the commissions separately because we believed that including them in the general incentive compensation section might lead a reader to conclude that bonuses had been paid to them when in fact they had not. In future filings, if named executive officers have received commission income, we will delete the

“Commissions” column and format the table in accord with Item 402(c) of Regulation S-K. In addition, if applicable, we will describe this form of compensation in our Compensation Discussion and Analysis disclosure.

17.
We note your disclosure on page 17 that the base salaries for all your executives were reduced by 10 percent in the beginning of May 2009. However, we note that Charles D. Burnham's base salary increased in 2010 and John S. Leness' base salary decreased by less than 10 percent. In view of the company-wide 10% reduction, please provide us with an analysis of the changes to the salaries of these officers.

RESPONSE:
We advise you that, as noted above in our response to Comment 16, Mr. Burnham was promoted during the year, and in connection with the promotion his base salary was increased by 69% as he ceased receiving commissions. Mr. Leness' salary was reduced by 10% in May 2009, but had been increased part way through the prior fiscal year and was adjusted again during fiscal 2010 by approximately 5% as his monthly auto allowance was converted to base salary. As a result, the reported change in his salary from fiscal 2009 to 2010 was less than 10%.
Potential Payments upon Termination or Change in Control, page 26

18.
We note from footnote 11 to the summary compensation table that during fiscal year 2010 you paid Mr. Hohman $250,000 in separation pay. Please tell us why you did not discuss this payment and the attendant separation arrangements in your “Potential Payments upon Termination or Change in Control” disclosure. We direct your attention to the requirements of Item 402(j) of Regulation S-K, particularly Instruction 4.

RESPONSE:

We advise you that we did not discuss amounts paid to Mr. Hohman in connection with his separation because they were not paid in connection with a pre-existing contract or plan. The amounts paid were consistent with the Company's practice for an executive of Mr. Hohman's experience, which has generally been to pay one year of severance. In future filings, to the extent applicable, we will disclose separation arrangements, including the Company's general practice, in accord with Item 402(j) of Regulation S-K.

Certain Relationships and Related Transactions, page 31

19.
In future filings, please disclose the standards to be applied pursuant to your related transactions policies and procedures and include a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

RESPONSE:

In future filings we will disclose the standards to be applied to our related transactions policies and procedures, including a description of the form of such policies and procedures in accord with Item 404(b) of Regulation S-K.

In connection with the Company's responses to the comments in your February 28, 2011 letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the

Commission;

•
The Staff comments or changes to disclosure in response to Staff comments in the Company's filings with the Commission that are reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John Leness
John Leness
General Counsel and Corporate Secretary

cc:	Jessica Kane, U.S. Securities and Exchange Commission
Dieter King, U.S. Securities and Exchange Commission

Appendix A
Results of Operations
(Tabular amounts in thousands)
Summary Consolidated Results for the Three and Nine Months Ended January 31, 2011

	Three Months Ended					Nine Months Ended
	January 31,		Increase (Decrease)			January 31,		Increase (Decrease)
	2011	2010	$	%		2011	2010	$	%
Sales	$57,473	$45,356	$12,117	27%		$156,988	$125,145	$31,843	25%
Gross Margin	23,092	18,223	4,869	27%		62,278	48,831	13,447	28%
Selling, General, and Administrative Expenses	20,275	18,498	1,777	10%		57,955	52,129	5,826	11%
Merger Termination Charge	—	—	—	—		—	3,219	(3,219)	NM
Restructuring Charges	—	—	—	—		—	1,003	(1,003)	NM
Operating Income (Loss)	2,817	(275)	3,092	NM		4,323	(7,520)	11,843	NM
Expressed as a % of Sales:
Gross Margin	40%	40%		—		40%	39%		100	bpts
Selling, General, and Administrative Expenses	35%	41%		(600)	bpts	37%	42%		(500)	bpts
Merger Termination Charge	—	—		NM		—	3%		NM
Restructuring Charges	—	—		NM		—	1%		NM
Operating Income (Loss)	5%	(1)%		NM		3%	(6)%		NM
_____________________
bpts = basis points
NM = not meaningful

	Three Months Ended				Nine Months Ended
	January 31,		Increase (Decrease)		January 31,		Increase (Decrease)
	2011	2010	$	%	2011	2010	$	%
System Sales	$39,987	$31,905	$8,082	25%	$105,429	$83,673	$21,756	26%
Consumable Parts Sales	17,486	13,451	4,035	30%	51,559	41,472	10,087	24%
	$57,473	$45,356	$12,117	27%	$156,988	$125,145	$31,843	25%
Segment Results of Operations
We report our operating results to the chief operating decision maker based on market segments which are consistent with management’s long-term growth strategy. Our reportable segments are Standard and Advanced. The Standard segment includes sales and cost of sales related to our cutting, surface preparation and cleaning systems using ultrahigh-pressure water pumps as well as parts and services to sustain these installed systems. Systems included in this segment do not require significant custom configuration. The Advanced segment includes sales and cost of sales related to our complex aerospace and automation systems which require specific custom configuration and advanced features to match unique customer applications as well as parts and services to sustain these installed systems. Segment results are measured based on revenue growth and gross margin.
This section provides a comparison of sales and gross margin for each of our reportable segments for the respective three and nine months ended January 31, 2011 and 2010. For further discussion on our reportable segments, refer to Note 12 in Item 1 of Part I of this quarterly report on Form 10-Q.
Standard Segment

	Three Months Ended				Nine Months Ended
	January 31,		Increase (Decrease)		January 31,		Increase (Decrease)
	2011	2010	$	%	2011	2010	$	%
Sales	$49,916	$37,036	$12,880	35%	$135,619	$96,817	$38,802	40%
% of total company sales	87%	82%	NM	NM	86%	77%	NM	NM
Gross Margin	21,017	15,269	5,748	38%	57,093	39,216	17,877	46%
Gross Margin as % of sales	42%	41%	NM	NM	42%	41%	NM	NM
_____________________
NM = not meaningful
For the three and nine months ended January 31, 2011:
Sales in our standard segment increased $12.9 million or 35%, and $38.8 million or 40% over the prior year comparative periods. Excluding the impact of foreign currency changes, sales in the Standard segment increased $13.1 million or 36% and $40.3 million or 42% for the respective three and nine months ended January 31, 2011 when compared to the prior year comparative periods. The quarter-to-date and year-to-date increases were primarily due to the following:

•
Significant standard system sales volume increases across all geographies, led by North America and Europe, which were the markets most severely impacted by the recession. These two regions had a combined increase in system sales of $5.3 million or 29% and $17.8 million or 43% for the respective three and nine months ended January 31, 2011 over the prior year comparative periods.

•
Consumable parts sales for this segment also increased $4.4 million or 34% and $11.2 million or 28% for the respective three and nine months ended January 31, 2011 over the prior year comparative periods with all geographies reporting double digit growth as a result of higher system utilization by our customers. North America and Europe also led the increase in consumable spare parts revenue for a combined increase of $2.6 million or 28% and $6.1 million or 21% for the respective three and nine months ended January 31, 2011 over the prior year comparative periods.

Gross margin for the three and nine months ended January 31, 2011 amounted to $21.0 million or 42%, and $57.1 million or 42% of sales compared to $15.3 million or 41%, and $39.2 million or 41% of sales in the prior year comparative periods. The improvement in our margins for the respective three and nine months ended January 31, 2011 over the prior year comparative periods was primarily attributable to product mix. Generally, comparison of gross margin rates will vary period over period based on changes in our product sales mix and prices, and levels of production volume.
Advanced Segment

	Three Months Ended				Nine Months Ended
	January 31,		Increase (Decrease)		January 31,		Increase (Decrease)
	2011	2010	$	%	2011	2010	$	%
Sales	$7,557	$8,320	$(763)	(9)%	$21,369	$28,328	$(6,959)	(25)%
% of total company sales	13%	18%	NM	NM	14%	23%	NM	NM
Gross Margin	2,075	2,954	(879)	(30)%	5,185	9,615	(4,430)	(46)%
Gross Margin as % of sales	27%	36%	NM	NM	24%	34%	NM	NM
_____________________
NM = not meaningful

Sales in the Advanced segment vary period over period for various reasons, such as the timing of contract awards, timing of project design and manufacturing schedules, the timing of shipments to customers, and timing of installation at customer sites.
For the three and nine months ended January 31, 2011, sales in our Advanced segment decreased by $0.8 million or 9% and $7.0 million or 25% over the prior year comparative periods. These decreases were primarily due to the timing of revenue recognition for some of our significant aerospace contracts that were in the production phase during the comparative prior periods. The production period typically accounts for a higher percentage of total estimated costs to complete relative to the installation phase. During the three and nine months ended January 31, 2011, a significant number of these aerospace contracts were in the installation phase and are expected to be concluded by the end of fiscal year 2011.
Gross margin for the three and nine months ended January 31, 2011 amounted to $2.1 million or 27% and $5.2 million or

24% of sales as compared to $3.0 million and 36% and $9.6 million and 34% of sales in the prior year comparative periods. The decrease in gross margin as a percentage of sales for the three months ended January 31, 2011 was primarily attributed to product mix. The decrease in gross margin as a percentage of sales for the nine months ended January 31, 2011 when compared to the prior year comparative period is attributable to adjustments in original cost estimates on certain aerospace contracts during the second quarter of fiscal 2011 as more experience was gained and new information obtained regarding installation constraints and customer expectations.
Selling, General, and Administrative Expenses

	Three Months Ended				Nine Months Ended
	January 31,		Increase (Decrease)		January 31,		Increase (Decrease)
	2011	2010	$	%	2011	2010	$	%
Sales and Marketing	$11,568	$10,065	1,503	15%	$33,049	$26,956	$6,093	23%
Research and Engineering	2,513	2,235	278	12%	7,095	5,782	1,313	23%
General and Administrative	6,194	6,198	(4)	(0)%	17,811	19,391	(1,580)	(8)%
Total Operating Expenses	$20,275	$18,498	1,777	10%	$57,955	$52,129	$5,826	11%
Consolidated operating expenses for the respective three and nine months ended January 31, 2011 decreased 600 and 500 basis points as a percentage of sales over the prior year comparative periods. However, our consolidated operating expenses for the three and nine months ended January 31, 2011 increased $1.8 million or 10% and $5.8 million or 11% over the prior year comparative periods. The increases were primarily as a result of the following:

•
higher commission expense of $0.5 million and $2.0 million over the respective prior year comparative periods driven by comparatively higher sales volume and increased sales through our indirect channel;

•
an increase of $0.4 million and $1.2 million for the respective three and nine months ended January 31, 2011 as a result of the reinstatement of previously reduced wages and suspended employee benefits in the latter half of fiscal year 2010 and into the first half of fiscal year 2011;

•	the timing of investments for new product development which increased $0.3 million and $0.9 million over the prior year comparative periods;

•
increased marketing and related travel expenses of $0.7 million for the nine months ended January 31, 2011 due to the timing and activity of tradeshows and the generation of customer leads. Marketing and related travel expenses for the three months ended January 31, 2011 were in line with the prior year comparative period; and

•
additional depreciation expense for the nine months ended January 31, 2011 of $0.6 million related to our new ERP system which was placed into service at the end of the second quarter of fiscal year 2010. Depreciation expense for the three months ended January 31, 2011 was consistent with the prior year comparative period.

Looking forward to the last quarter of fiscal year 2011, we anticipate that our consolidated operating expenses will continue to increase versus the comparative prior periods as we continue the rollout of global marketing initiatives and invest in new product development. The reinstatement of wages and benefits will also result in increased costs compared to the fourth quarter of fiscal year 2010.
Interest Income (Expense), net

	Three Months Ended				Nine Months Ended
	January 31,		Increase (Decrease)		January 31,		Increase (Decrease)
	2011	2010	$	%	2011	2010	$	%
Interest Income	$21	$39	$(18)	(46)%	$86	$132	$(46)	(35)%
Interest Expense	(418)	(468)	50	(11)%	(1,268)	(1,906)	638	(33)%
Net Interest Expense	$(397)	$(429)	$32	(7)%	$(1,182)	$(1,774)	$592	(33)%
Our net interest expense was $397,000 and $1.2 million for the three and nine months ended January 31, 2011, compared to net interest expense of $429,000 and $1.8 million in the prior year comparative period. Our interest expense primarily consists of imputed interest on two subordinated notes that carry a below market interest rate, amortization of deferred debt financing fees and interest charges on the used and unused portion of our Senior Credit Facility as well as outstanding letters of credit. Our net interest expense for the current quarter was consistent with the comparative prior year period. For the nine months ended January 31, 2011, net interest expense decreased primarily as a result of significantly lower balances outstanding on our Senior Credit Facility, as well as lower balances in outstanding standby letters of credit. In addition, the prior year comparative period included a $253,000 write-off of deferred financing fees as a result of reducing our available borrowing capacity by

50%.
Other Income (Expense), net

	Three Months Ended				Nine Months Ended
	January 31,		Increase (Decrease)		January 31,		Increase (Decrease)
	2011	2010	$	%	2011	2010	$	%
Realized Foreign Exchange Gains, net	$(133)	$(1,315)	$1,182	(90)%	$(44)	$(1,143)	$1,099	(96)%
Unrealized Foreign Exchange Gains (Losses), net	59	136	(77)	(57)%	351	189	162	86%
Other	(7)	(39)	32	(82)%	8	88	(80)	(91)%
Other Income (Expense), net	$(81)	$(1,218)	$1,137	(93)%	$315	$(866)	$1,181	NM
During the three months ended January 31, 2011 we recorded net Other Expense of $81,000 compared to net Other Expense of $1.2 million in the prior year comparative period. For the nine months ended January 31, 2011 we recorded net Other Income of $315,000 compared to net Other Expense of $866,000 for the prior year comparative period. The net Other Expense in the prior year comparative period was significantly higher driven by the liquidation of two dormant subsidiaries for which we recorded a $1.3 million foreign currency translation adjustment. This non-cash charge was previously recorded as an unrealized foreign exchange loss in our currency translation account as a component of other comprehensive income.
In general, changes in this balance result from the fluctuation in realized and unrealized foreign exchange gains and losses on revaluation of third party and intercompany settled and unsettled balances for which payment is anticipated in the foreseeable future.
Income Taxes
Our provision (benefit) for income taxes for the respective three and nine months ended January 31, 2011 and 2010 consisted of:

	Three Months Ended				Nine Months Ended
	January 31,		Increase (Decrease)		January 31,		Increase (Decrease)
	2011	2010	$	%	2011	2010	$	%
Current Tax Expense	$425	$392	$33	8%	$1,447	$818	$629	77%
Deferred Tax Expense (Benefit)	634	(1,516)	2,150	NM	1,479	(3,471)	4,950	NM
Total Tax Expense (Benefit)	$1,059	$(1,124)	$2,183	NM	$2,926	$(2,653)	$5,579	NM
_____________________
NM = not meaningful

We recognize a net deferred tax asset for items that will generate a reduction in future taxable income to the extent that it is “more likely than not” that these deferred assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the period in which the tax benefit will be realized. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which the tax benefit will be realized. In determining the realizability of these assets, we considered numerous factors, including historical profitability, estimated future taxable income and the industry in which we operate. In fiscal year 2008, we reversed approximately $17.2 million and $1 million of valuation allowance against deferred tax assets related to U.S. and Germany net operating loss (NOL) carryforwards and other net deferred tax assets, respectively, after concluding that it was more likely than not that these benefits would be realized based on cumulative positive results of operations and anticipated future profit levels. For the fiscal year ended April 30, 2010 and for the three and nine months ended January 31, 2011, we concluded that, after evaluation of all available evidence, we anticipate generating sufficient future taxable income to realize the benefits of our U.S. and German deferred tax assets.
As part of this evaluation we considered the impact of the global economic downturn on our business. While our business declined as a result of this downturn, we saw an upward trend in our business during the second half of the fiscal year 2010 through fiscal year 2011. Currently, the positive evidence we evaluated exceeds the negative evidence and supports our conclusion that it is more likely than not that these deferred assets will be realized. If, in the future, the negative evidence were in excess of the positive evidence our conclusion regarding the realizability of the benefit of our deferred tax assets would change. At January 31, 2011, the recorded amount of our deferred tax assets was $22.4 million, net of valuation allowance on certain foreign NOLs.
Our foreign tax provision for the respective nine months ended January 31, 2011 and 2010 consisted of current and deferred tax expense. The U.S. tax provision consists of current and deferred tax expense (benefit), state taxes and foreign withholding taxes. With the exception of certain of our subsidiaries, it is our general practice and intention to reinvest the earnings of our non-U.S. subsidiaries in those operations. As of January 31, 2011, we had not made a provision for U.S. or additional foreign withholding taxes of the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries with the exception of our subsidiaries in Taiwan, Japan, and Switzerland for which we provide deferred taxes.
For the three and nine months ended January 31, 2011, the Company recorded an income tax expense of $1.1 million and $2.9 million compared to an income tax benefit of $1.1 million and $2.7 million, respectively in the comparative prior year. For the nine months ended January 31, 2011, the relationship between income tax expense and pre-tax income is not customary mainly due to the tax impact of a $1.9 million repatriation of cash that was treated as a dividend for income tax purposes during the first quarter ended July 31, 2010, a discrete tax reserve established, and the tax impact of losses from subsidiaries for which a full valuation allowance is maintained.